Wednesday October 13, 6:05 pm Eastern Time

Company Press Release

SOURCE:  Sparta Foods, Inc.

Sparta Foods Completes Acquisition of Arizona Tortilla Manufacturer; Company Reports Net Sales in Its Fourth Quarter Increased 16 Percent

ST. PAUL, Minn., Oct. 13/PRNewswire/ -- Sparta Foods, Inc. (Nasdaq: SPFO - news), announced today that it has completed its previously disclosed acquisition of Food Products Corporation, Phoenix, Ariz. The $10 million acquisition was funded through $2.6 million cash paid by Sparta Foods, $3 million in a seller subordinated note and bank financing. Bank financing was provided by Norwest Bank Minnesota, N.A., consisting of a $3.3 million five-year term loan and $2 million of a $3 million revolving line of credit. This financing also replaces the Company's existing line of credit and $1 million term loan.

Sparta Foods also reported preliminary net sales of $4,550,000 for its fourth quarter ended Sept. 30, 1999, an increase of 16.2 percent over the fourth quarter of last year.

Joel P. Bachul, Sparta Foods' president and chief executive officer, said "We are pleased to complete the Arizona Brands acquisition and, as previously announced, are poised to exceed $30 million in sales during our fiscal year ending Sept. 30, 2000, on a combined basis.

"We are also very pleased with our fourth quarter sales increase which reflects the level of growth we expected as the result of additional sales expense incurred during the past year," Bachul said.

Sparta Foods expects to report complete results for the fourth quarter in November.

Sparta Foods, Inc., is a regional market leader in the production and distribution of tortillas and value-added tortilla products to the food service and retail foods industries. The Company's product lines include tortillas, tortilla chips, picante and other salsas. Sparta Foods distributes its food products to retail grocery chains principally under the Cruz(R), La Campana Paradiso(R), and La Canasta(R) labels. Foodservice customers include Perkins Family Restaurants, Friendly's Restaurants and other nationally-known restaurants and distributors. For more information about Sparta Foods, please visit http://www.spartafoods.com

Food Products Corporation, known as Arizona Brand, manufactures and distributes tortillas, tortilla chips and other snack products in Arizona, California, Nevada, New Mexico, Colorado, Utah and Texas principally under the Arizona Brand(R) and Spanish Bell(R) labels. Retail distribution of Arizona Brand's products are through major regional supermarket chains, including Fry's, Safeway and Albertson's, and general merchandise retailers, including Costco and SAM's Club, in the southwest.


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The Company's statement regarding Sparta's expectation of combined sales exceeding $30 million in fiscal year 2000 is a forward-looking statement. There are risks and uncertainties regarding this forward-looking statement that could cause actual results of Sparta to differ materially from this forward-looking statement. Such risks and uncertainties include, but are not limited to: (i) a loss of any of their significant customers and distributors; (ii) the failure of Sparta's and Arizona Brand's sales forces to achieve their annual sales targets;
(iii) the failure of the Company to establish synergies with the Arizona Brand operation; and (iv) the inability of the Company or Arizona Brand to grow its tortilla business due to competitive forces.

For more information, please contact Doug Ewing of Swenson NHB Investor Relations, 612-371-0000, for Sparta Foods, Inc., or A. Merrill Ayers, CFO of Sparta Foods, Inc., 651-697-5500.